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                                                                  Exhibit (a)(3)

                       [LETTERHEAD OF EMCORE CORPORATION]

                               September 30, 2002

Dear Employees,

In today's difficult market, EMCORE is well aware that you hold stock options with an exercise price that exceeds the current market price. Over the past few months a considerable amount time was spent on evaluating ways to address this that would provide our valued employees the benefit of options that over time may have a greater potential to increase in value.

On behalf of the Board of Directors, I am pleased to inform you that EMCORE will be offering you the opportunity to exchange your current outstanding options, with an exercise price of at least $4.00 per share, for an equivalent number of new options. The new options will be issued six months and one day after this exchange offer closes.

The terms of the new options will generally be the same as the old options for which they were exchanged, except that the exercise price of the new options will be the closing price on the date the new options are issued. Also, under certain circumstances, the new options may not be ISO's, which may affect your tax treatment when you exercise the options.

You may be asking yourself why we need to wait six months? The answer is that the tax and accounting rules require that unless a company waits at least six months and one day to issue new options in exchange for old options, the company will be subject to unfavorable accounting and tax treatment to receive favorable tax advantages. The new options will be granted on or about the later of May 1, 2003, or the first business day which is at least six months and one day following the date EMCORE accepts and cancels your options. Hence the name of the program, 6+1.

EMCORE's offer is being made under the terms and are subject to the conditions of an "offer to exchange" and a related "letter of transmittal" that are enclosed with this letter. It is important that you carefully read the entire "offer to exchange" and "letter of transmittal" before you decide whether to exchange any of your options under the program. Please keep in mind that the exchange of options involves risks, which are discussed in the "offer to exchange". IF YOU WISH TO EXCHANGE ANY OPTIONS, YOU MUST FILL OUT THE ENCLOSED "LETTER OF TRANSMITTAL" AND RETURN IT IN ACCORDANCE WITH THE INSTRUCTIONS BY 5:00 PM ON OCTOBER 30, 2002.

We will be holding a town-hall meeting to discuss the program and answer any questions you may have. You will be informed of the date, time and location of these meetings shortly.

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I want to thank you each of you for your continued efforts on behalf of EMCORE.


                                            Very truly yours,

                                            /s/ Reuben F. Richards, Jr.

                                            Reuben F. Richards, Jr.
                                            President and CEO
                                            EMCORE Corporation


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